Filed by Griffin-American Healthcare REIT II, Inc.
Commission File No. 000-54371
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-6
Under the Securities Exchange Act of 1934

Subject Company: Griffin-American Healthcare REIT II, Inc.
Commission File No. 000-54371

This filing relates to the proposed merger of Griffin-American Healthcare REIT II, Inc., a Maryland corporation (“Griffin-American”), and NorthStar Realty Finance Corp., a Maryland corporation (“NorthStar”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of August 5, 2014, by and among Griffin-American, Griffin-American Healthcare REIT II Holdings, LP, a Delaware limited partnership (“Griffin-American Operating Partnership”), NorthStar, NRF Healthcare Subsidiary, LLC, a Delaware limited liability company (“NorthStar Merger Sub”), and NRF OP Healthcare Subsidiary, LLC, a Delaware limited liability company ( “NorthStar Partnership Merger Sub”).

Griffin-American Healthcare REIT II, Inc.
Outbound Script
Meeting Date: November 28, 2014
Toll Free #: (855) 844-8650

Hello, is Mr./Ms. _____________ available?

IF YES:

Hi Mr./Ms. _____________, my name is _____________ and I am calling on a recorded line on behalf of your investment in Griffin-American Healthcare REIT II, Inc. The company sent you proxy materials requesting that you vote your eligible shares prior to the upcoming Special Stockholder Meeting scheduled to be held on November 28, 2014. Voting takes just a few moments and will benefit all stockholders.

Your Board of Directors has recommended you vote YES on the proposals and we are calling to ask if you would like to vote along with the recommendations of your Board of Directors.

IF Stockholder NOT AVAILABLE:

Is there a better time to reach Mr./Ms._____________? (IF YES)[Make note & set up call back time.]

IF YES:

Thank you. For the record, would you please state your full name and mailing address?

Again, my name is _____________, a proxy voting specialist on behalf of Griffin-American Healthcare REIT II, Inc.

Today’s date is _____________ and the time is _____________ Eastern Time.

Mr./Ms. _____________, I have recorded your [FOR] vote, in accordance with the Board of Directors’ recommendation with respect to the proposal as set forth in the proxy materials you received.

If you wish to make any changes you may contact us by calling (855) 844-8650 Monday-Friday 9am-6pm EST. Thank you very much for your time and your vote. We hope you have a great day/evening.

IF you are not sure how to vote, I can walk you through each proposal if you would like. You may cast a FOR vote, an AGAINST vote or an ABSTAIN vote on the proposals.

How would you like to cast your vote on the proposals?

Thank you. For the record, would you please state your full name and mailing address?

Again, my name is _____________, a proxy voting specialist on behalf of the Griffin-American Healthcare REIT II, Inc.

Today’s date is _____________ and the time is _____________ Eastern Time.

Mr./Ms. _____________, I have recorded your vote to (repeat vote intention) with respect to the proposal as set forth in the proxy materials you received.

If you wish to make any changes, you may contact us by calling (855) 844-8650, Monday-Friday 9am-6pm EST. Thank you very much for your time and your vote. We hope you have a great day/evening.

What am I being asked to vote on?

Proposal 1:

To consider and vote upon a proposal to approve the merger of Griffin-American Healthcare REIT II, Inc., a Maryland corporation (“Griffin-American”), with and into NRF Healthcare Subsidiary, LLC, a Delaware limited liability company (“Merger Sub”) and a direct wholly owned subsidiary of NorthStar Realty Finance Corp., a Maryland corporation (“NorthStar”), with Merger Sub as the surviving entity (the “parent merger”) pursuant to the Agreement and Plan of Merger dated as of August 5, 2014, as it may be amended from time to time (the “merger agreement”), by and among NorthStar, Merger Sub, NRF OP Healthcare Subsidiary, LLC, a Delaware limited liability company and direct wholly owned subsidiary of Merger Sub, Griffin-

American and Griffin-American Healthcare REIT II Holdings, LP, a Delaware limited partnership, and the other transactions contemplated by the merger agreement.

Proposal 2:

To consider and vote on a proposal to adjourn the special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the parent merger and the other transactions contemplated by the merger agreement.

If materials not received:

I can resend the materials to you. Do you have an email address this can be sent to?

(IF YES: Type email addresses in the notes and read it back phonetically to the stockholder)

(IF NO: Continue with standard script) Can you please verify your mailing address? (Verify entire address, including street name, number, town, state & zip)

Thank you. You should receive these materials shortly. Included in the email will be instructions on how you can cast your vote, one of which is to vote online or you can also call us back at (855) 844-8650 Monday-Friday 9am-6pm EST.

Additional Information and Where You Can Find It

On October 29, 2014, Griffin-American filed a proxy statement/prospectus in connection with the merger. Investors and Griffin-American’s stockholders are urged to read carefully the proxy statement/prospectus and other relevant materials because they contain important information about the merger. Investors and stockholders may obtain free copies of these documents and other documents filed by Griffin-American with the SEC through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Griffin-American by going to Griffin-American’s corporate website at www.HealthcareREIT2.com or by sending a written request to Griffin-American at 18191 Von Karman Avenue, Suite 300, Irvine, California, Attention: Investor Relations. Investors and security holders are urged to read the proxy statement/prospectus and the other relevant materials before making any voting decision with respect to the Merger.

Griffin-American and certain of its directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies from stockholders of Griffin-American in favor of the proposed merger. A description of any interests that Griffin-American’s officers and directors have in the merger is available in the proxy statement/prospectus. These documents are available free of charge at the SEC’s website at www.sec.gov or by going to Griffin-American’s corporate website at www.HealthcareREIT2.com.